UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

STATE OF INCORPORATION: NV
IDENTIFICATION NUMBER: 85-4017786

NOTIFICATION OF LATE FILING

(Check One)

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form N-CSR

☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	▪

For Period Ended:March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Specificity, Inc.
Full Name of Registrant

Former Name if Applicable

8429 Lorraine Rd, Suite 377
Address of Principal Executive Office (Street & Number)

Lakewood Ranch, FL 34202
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11- K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its preparation of its Form 10-Q for the period ended March 31, 2026, in a timely matter because of unanticipated delays related to completion of procedures to adjust prior year financials. The Company opened three new bank accounts and one new corporate credit card issued in late December 2025 as part of a transition in banking and lending relationships. The Registrant inadvertently failed to obtain the relevant bank and card statements and record the activity timely in its recently filed Form 10-K for the year ended December 31, 2025. The Registrant's analysis indicates an understatement of cash by approximately $200, an understatement of current liabilities by approximately $121,000 (principally related to an understatement of convertible debt by approximately $100,000 and unrecorded corporate credit card debt of approximately $21,000), an understatement of expenses by approximately $81,000 due to unrecorded bank and credit card activity from new accounts, and an overstatementnt of equity by approximately $40,000 due to correct actual Strata Agreement proceeds received. The Company requires additional time to finalize its analysis and prepare adjustments to Form 10-Q to reflect changes to its opening balance sheet as of December 31, 2025.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Jason Wood	(813)	364-4744
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

☒Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

Specificity, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/S/ Jason Wood
Jason Wood, Chief Executive Officer